UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 9)

                    Under the Securities Exchange Act of 1934

                            SCOTT'S LIQUID GOLD-INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   810-202101
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                  JUNE 3, 2014
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  810-202101

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power              20
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power         20
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned                  20
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     0%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Scott's Liquid Gold-Inc. ("the company"), 4880 Havana Street, Denver, CO 80239.


ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al., related to violations of state or federal securities laws, in his lifetime.


ITEM 3.  Source and Amount of Funds or Other Consideration

     The reporting person retains a de minimus position of 20 shares at a nominal cost.


ITEM 4.   Purpose of Transaction

     The reporting person effectively sold out of his position in the company, as indicated below, and maintains a de minimus position of 20 shares.
The sale of the shares terminates the reporting person's obligations under Regulation 13D of the Act.

     Among other reasons, including the company's increased stock price, the reporting person's personal liquidity needs, and the opportunity cost of con-tinuing to hold SLGD shares, specific to the company itself, the reporting person sold his shares, because:

1) Goldstein's board refuses to buy back shares or pay a dividend.

2) Goldstein's board continues to recklessly allow Goldstein to take out roughly $450K out of the company, each and every year, pillaging the company, expropriating outside shareholders' capital, and crushing the spirit of the outside shareholder base...while refusing to take the company private.

3) Goldstein's board refuses to put an outside shareholder representative on it, leaving the board without a bonafide witness to stop Goldstein's history of corruptly operating the company for his own personal gain.

4) Goldstein's board is likely to use the company's cash to buy something, with highly uncertain results.

5) The SLGD scion, Mark Goldstein, despite having virtually destroyed the company's namesake brand, and having evidenced astonishing incom-petence and managerial failure that is generation-long, epic, legendary, and will likely go down in the annals of business...continues to corruptly maintain a "stacked" board, whose PRIMARY obligation is to HIM, and to ful-fill Mark Goldstein's personal financial needs, and his unquestioned "right" to continue as chairman and CEO of the company.

6) Goldstein & Co. have failed in their efforts to materially increase sales of the core namesake product line.

7)  The future of licensed product revenue involves a high degree of risk.

     The reporting person believes the company is too small to continue to operate on its own, and that shareholder value should be maximized through a sale and/or breakup up the company. This, however, will not happen, as the CEO appears to have no other source of the kind of income he, with wanton licentiousness, continues to suck out of Scott's Liquid Gold, with a denuded board blessing this disturbing arrangement, solely out of "pity" for Mr. Goldstein, and the fear that if they "speak up," and seek to replace him with a REAL manager, Goldstein would not support their reappointment to the board. Such has been the dysfunctional corporate governance at the company for a generation, perpetrated shamelessly, and in "broad daylight," despite a number of independent outside shareholders clamoring for deeper, broader, and more fundamental change.

ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on June 3, 2014, the reporting person has sole voting and dispositive power over 20 shares of Scott's Liquid Gold, Inc.'s common stock. Transactions effected by the reporting person, in the previous 60 days, were performed in ordinary brokerage transactions, and are indicated as follows:

05/19/14  sold 126 shares at .8495
06/03/14  sold 36,300 shares at .67
06/03/14  sold 542,500 shares at .65


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


ITEM 7.  Material to be Filed as Exhibits

None

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  06/06/14
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor